SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Upstream Worldwide, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

916787 203

(CUSIP Number)

June 8, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916787 203	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sergio Zyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,500,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,500,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON* IN - Individual

(1)	Includes shares of common stock held by Sergio Zyman & Co., an entity controlled by the reporting person. The shares were acquired upon automatic conversion of preferred stock held by the reporting person upon the issuer effectuating a reverse stock split. The shares underlying the preferred stock were not affected by the reverse stock split. Does not include restricted stock units which are not entitled to vote.
(2)	Based upon the total voting power outstanding as of June 8, 2012.

CUSIP No. 916787 203	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: Upstream Worldwide, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 413 North Federal Highway Ft. Lauderdale, FL, 33301

Item 2.

(a)	Name of Person Filing: Sergio Zyman
(b)	Address of Principal Business Office or, if none, Residence: 100 South Pointe, Drive, #2905, Miami Beach, FL 33139
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 916787 203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 916787 203	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2012

/s/ Sergio Zyman
Signature

Sergio Zyman
Name